FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated October 6, 2015

MATERIAL FACT

Banco Santander, S.A. (the “Bank”) hereby announces that following the recent upgrade of the Spanish sovereign debt rating by Standard & Poor’s Ratings Services, the agency published on October 6, 2015 their revised ratings for the Bank, as detailed below:

• Long term debt:	A- from BBB+ (stable outlook).

Short term rating of A-2 is affirmed (stable outlook).

• Senior subordinated debt:	BBB from BBB-

• Junior subordinated debt:	BB+ from BB

• Preferred stock:	BB+ from BB

Boadilla del Monte (Madrid), October 6, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 6, 2015	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer